Exhibit 10.3

GAS PURCHASE AGREEMENT

MARATHON OIL COMPANY

AND

ALASKA PIPELINE COMPANY

Dated: May 1, 1988

GAS PURCHASE AGREEMENT
DATED May 1, 1988
MARATHON OIL COMPANY
AND
ALASKA PIPELINE COMPANY

EXHIBITS

Exhibit A	Buyer’s Current Gas Purchase Contracts

Exhibit B	Initial Commitment Forecast

Exhibit C	Seller’s Reserved Gas and Gas Sales Commitments

Exhibit D	Unocal - Marathon Exchange Agreement

Exhibit E	Initial Delivery Points

Exhibit F	Definitions of Proved Developed Reserves, Proved Undeveloped Reserves, Probable Reserves, and Possible Reserves

THIS AGREEMENT dated as of May 1, 1988, is between MARATHON OIL COMPANY, an Ohio corporation (“Seller”), and ALASKA PIPELINE COMPANY, an Alaska corporation (“Buyer”).

WHEREAS, Buyer owns and operates a natural gas pipeline transmission system within the State of Alaska and desires to reorganize its purchase schedules, extend its gas reserve life and provide for long-term supplies of natural gas;

WHEREAS, Seller owns, controls, or has the right to dispose of natural gas produced from lands located in or near the Cook Inlet region of Alaska, and Seller desires to sell a portion of such natural gas to Buyer; and

WHEREAS, Buyer desires to purchase such natural gas from Seller for certain of the requirements of its system;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties covenant and agree as follows:

1. DEFINITIONS

The terms used in this Agreement shall have meanings as follows:

1.0 Day

The term “Day” shall mean a period of twenty-four (24) consecutive hours beginning and ending at eight o’clock a.m. Anchorage local time.

1.1 Month

The term “Month” shall mean a period beginning at eight o’clock a.m. Anchorage local time on the first Day of a calendar month and ending at eight o’clock a.m. Anchorage local time on the first Day of the next calendar month.

1.2 Year

The term “Year” shall mean a period of twelve (12) consecutive Months beginning on January 1 and ending on the next January 1. Where the context requires, a Year shall mean a period of less than twelve (12) Months ending on the next January 1, or starting on January 1 and ending prior to the next January 1.

1.3 Gas

The term “Gas” shall mean natural gas including both gas well gas and oil well gas, and the residue gas therefrom of the quality described in Article 9.

1.4 Mcf; MMcf; Bcf

The term “Mcf” shall mean one thousand (1,000) cubic feet; the term “MMcf” means one million (1,000,000) cubic feet; and the term “Bcf” shall mean one billion (1,000,000,000) cubic feet.

1.5 Annual Contract Quantity

The term “Annual Contract Quantity” shall mean the quantity (expressed in Bcf) of New Gas (as defined in Section 4.6) Buyer requires each Year or, in the case of Seller’s Final Additional Commitment Forecast, the quantity of Gas Seller forecasts it can supply each Year.

1.6 Swing Rate

The term “Swing Rate” shall mean the maximum rate of delivery of New Gas expressed in MMcf per Day required to serve Buyer’s customers or, in the case of Seller’s Final Additional Commitment Forecast, the maximum rate of delivery of Gas expressed in MMcf per Day which Seller forecasts it can supply.

1.7 Btu; MMBtu

The term “Btu” shall mean British Thermal Unit and the term “MMBtu” shall mean one million British Thermal Units.

1.8 Gross Heating Value

The term “Gross Heating Value” shall mean the total calorific value, expressed in Btu’s, obtained by the complete combustion, at constant pressure, of the amount of Gas which would occupy a volume of one (1) cubic foot at a temperature of sixty (60) degrees Fahrenheit if saturated with water vapor and under a pressure equivalent to that of thirty (30) inches of mercury at thirty-two (32) degrees Fahrenheit and under standard gravitational force (980.665 cm. per second per second), with air of the same temperature and pressure as the Gas, when the products of combustion are cooled to the initial temperature of the Gas and air and when the water formed by combustion is condensed to the liquid state.

1.9 APUC

The term “APUC” shall mean Alaska Public Utilities Commission or any successor governmental authority.

1.10 Seller’s Properties

The term “Seller’s Properties” shall mean oil and gas leaseholds and other interests in minerals or mineral rights and/or lands located in or near the Cook Inlet region of Alaska which Seller now or hereafter owns or controls and/or from which it has the right to dispose of Gas production.

1.11 Seller’s Available Gas Reserves

The term “Seller’s Available Gas Reserves” shall mean the total quantity of Seller’s proved developed Gas reserves, proved undeveloped Gas reserves, and a percentage of probable Gas reserves (as defined in Exhibit “F” and as determined in accordance with sound engineering practices) in the various formations underlying Seller’s Properties, less the undelivered portion of the total volumes of Gas which Seller has reserved and/or committed under the contracts listed in Exhibit “C”.

1.12 Unaffiliated Purchaser

The term “Unaffiliated Purchaser” shall mean an entity which acquires Gas from Seller and which Seller does not control, does not control Seller and is not under common control with Seller. “Control” is determined by ownership of the voting securities of an entity, or upon other forms of ownership. Ownership of thirty percent (30%) or more constitutes a rebuttable presumption of control and ownership of less than thirty percent (30%) constitutes a rebuttable presumption of non-control, unless there is actual control in the form of interlocking directorates (which means that a majority of directors of one entity constitutes a majority of directors of a second entity), voting arrangements, management contracts or similar arrangements.

2. CONDITIONS AND SCOPE OF AGREEMENT

2.0 Other Agreements Superseded

Subject to future resolution of claims, if any, respecting Gas delivered prior to 8:00 a.m. Anchorage time on May 1, 1988, this Agreement shall supersede and replace all other Gas purchase agreements between Buyer and Seller, all of which are terminated as of that time. Buyer and Seller shall incur no further obligations or liabilities under those agreements for Gas delivered after their termination, and all of Buyer’s previous take-or-pay obligations shall be extinguished at termination of the agreements.

2.1 Agreement to Sell and Purchase Gas

Subject to all of the terms, conditions, reservations and limitations set forth, Seller agrees to sell and deliver, or cause to be delivered, to Buyer, and Buyer agrees to purchase and receive from Seller, the quantities of Gas hereinafter provided which Seller owns, controls, or otherwise has the right to sell.

2.2 APUC Approval

Buyer shall submit this Agreement to the APUC for approval no later than June 1, 1988, and shall proceed diligently and in good faith to secure APUC approval. Buyer shall supply Seller with copies of all pleadings filed with the APUC and shall keep Seller fully informed on a timely basis about the APUC proceeding. Seller shall cooperate with Buyer in Buyer’s efforts to obtain APUC approval.

This Agreement shall be deemed approved when the APUC issues a final order finding that approval of the Agreement is in the public interest and that the costs incurred under the Agreement are fully recoverable in the rates of ENSTAR Natural Gas Company. Buyer shall notify Seller immediately upon approval or disapproval of the Agreement.

If this Agreement does not receive the approvals contemplated by the preceding paragraph by December 1, 1988, Buyer or Seller may cancel the Agreement after thirty (30) Days prior written notice to the other party, provided that such prior notice is given prior to the receipt of the APUC’s approval. Buyer and Seller have read the APUC’s Order No. 7 in Docket U-87-42 and are on notice that the APUC indicated a preference to have one (1) year to review the supply contracts of ENSTAR’S power plant customers. While neither party has any present intent to cancel the Agreement if it is not approved by December 1, the option to cancel has been included because of the pending trial of the dispute about the contract price of Gas sold under the contract between and among Buyer, Seller, and Union Oil Company of California dated May 13, 1960 and subsequently amended, and Buyer’s contingent liability which increases as trial is delayed.

Upon approval by the APUC, this Agreement shall be deemed effective as of May 1, 1988, and deliveries of Gas shall be deemed to have started on that date.

3. RESERVATIONS OF SELLER

Except as otherwise provided, Seller reserves the following rights with respect to its Gas and Seller’s Properties from which Gas is produced, and sufficient Gas produced from Seller’s Properties to satisfy such rights:

3.0 0peration of Seller’s Properties; Use of Gas

The right to operate Seller’s Properties and to use Gas produced therefrom for operation of Seller’s Properties free from any control by Buyer in such manner as Seller, in Seller’s sole discretion, may deem advisable; including, without limitation the right, but never the obligation, to drill new wells, to repair and rework old wells, to renew or extend, in whole or in part, any oil and gas lease and to abandon any well or surrender any such oil and gas lease, in whole or in part.

3.1 Formation of Units

The right, free from any and all control by Buyer, to continue participation in or to form or to participate in the formation of any unit which may include all or any part of Seller’s Properties and thereafter to increase or decrease Seller’s Properties contained in such unit so formed and to pool and combine any unit or any part of any unit with properties owned by others.

3.2 Delivery Facilities

The right to use Gas produced from Seller’s Properties for the operation of the facilities which Seller may install in order to deliver gas.

3.3 Gas Lift; Enhanced Oil Recovery

The right to use on Seller’s Properties Gas produced from Seller’s Properties for Gas lift operations and/or enhanced oil recovery projects.

3.4 Gas for Delivery to Lessors

The right to deliver Gas produced from Seller’s Properties to any of its lessors in accordance with its leases.

3.5 Processing Rights

The right at any time, and from time to time, prior to the delivery of Gas to Buyer, to process Gas, or cause it to be processed, including, but not limited to, the right to use such Gas as fuel in processing for the recovery of: (i) liquefiable hydrocarbons other than methane, except methane necessarily removed in such processing; (ii) sulfur; and (iii) helium and other gaseous components. Buyer shall not acquire any right, title or interest in any products resulting from such processing.

4. QUANTITY

4.0 The Total Commitment

Subject to all of the terms of this Agreement, Seller commits to deliver and sell to Buyer and Buyer commits to receive and purchase from Seller the Total Commitment of Gas. The Total Commitment (which is subject to adjustment) consists of an Initial Commitment of four hundred fifty-six (456) Bcf of Gas, plus Annual Additional Commitments, plus a Final Additional Commitment. Under specified circumstances, there may be no Annual or Final Additional Commitments. Subject to Buyer’s rights pursuant to Section 4.13(a, b and e), deliveries of the Additional Commitments shall begin immediately after Buyer has exhausted the Initial Commitment.

4.1 The Annual Additional Commitments

An Annual Additional Commitment is the total amount of Gas in excess of the amount of Gas previously committed under this Agreement and all other contracts under which Buyer has the right to purchase Gas which:

(a)	Buyer forecasts will be necessary to meet its Gas supply requirements for the first eight (8) Years of any Option Forecast; or which

(b)	Buyer forecasts will be necessary to meet its Gas supply requirements for the first nine (9) Years of any Option Forecast.

Annual Additional Commitments are made pursuant to the procedures in Section 4.4.

4.2 The Final Additional Commitment

The Final Additional Commitment is the commitment, if any, of Gas by Seller to Buyer pursuant to Section 4.5. The sum of all Annual Additional Commitments and the Final Additional Commitment shall not exceed four hundred (400) Bcf.

4.3 Buyer’s Initial, Supplemental, and Option Forecasts

Buyer shall prepare for Seller the following written forecasts:

(a)
Initial Commitment Forecast: Attached as Exhibit “B” is the Initial Commitment Forecast for ten (10) Years beginning January 1, 1989 plus the Year May 1, 1988 to January 1, 1989, showing the estimated Annual Contract Quantity and Swing Rate for each of the Years included.

(b)
Supplemental Forecasts: On October 1, 1988 and on October 1 of each Year in which Seller is delivering any part of the Initial Commitment or any part of any Annual Additional Commitment(s), Buyer shall give Seller a forecast (“Supplemental Forecast”) of the Annual Contract Quantity and Swing Rate for each of the next ten (10) Years. Any Supplemental Forecast which shows that the Initial Commitment plus Annual Additional commitments (if any have been made) will be exhausted on or before the end of the eighth (8th) Year of the forecast shall be called an “Option Forecast.” Every Option Forecast presents the options in Section 4.4 until Option 1 or Option 3 is selected. After Option 1 or Option 3 is selected, there will be no further Annual or Final Additional Commitments.

4.4 Making the Annual and Final Additional Commitments

(a)
Each Year during which Seller receives an Option Forecast, Seller has the sole right to choose, but must notify Buyer no later than December 1 of that Year that it has so chosen, one (1) of the following options:

Option 1: Seller will make an Annual Additional Commitment calculated pursuant to Section 4.1(a) and advise Buyer that Seller will stop delivery and sale of Gas to Buyer after Buyer has exhausted the Initial Commitment plus any Annual Additional Commitments which have previously been made, plus the Annual Additional Commitment made pursuant to this Option.

Option 2: Seller will make an Annual Additional Commitment calculated pursuant to Section 4.1(b)

Option 3: Seller will make a Final Additional Commitment calculated pursuant to Section 4.5.

(b)
If the Option Forecast is prepared in the Year 1995 (i.e. for the ten (10) Year period beginning 1996) or later, Buyer may reject Option 2. When such an Option Forecast is delivered to Seller, Buyer shall advise Seller whether it will accept Option 2. If Buyer chooses to reject Option 2, Buyer shall deliver Buyer’s Final Additional Commitment Forecast as described in Section 4.5(a) with the Option Forecast, and Seller shall choose Option 1 or Option 3 by December 1 of that Year. Seller cannot choose Option 2 in any Year after 2001.

(c)
Seller may challenge, an Option Forecast by providing notice pursuant to Section 16.2(a) by December 1 of the Year the Option Forecast is provided; otherwise, any challenge shall be deemed to have, been waived.

4.5 Determination of the Final Additional Commitment

(a)	Buyer’s Final Additional Commitment Forecast

If it is determined pursuant to Section 4.4 that there will be a Final Additional Commitment, Buyer shall by December 15 of the Year in which that determination is made (unless Buyer, pursuant to Section 4.4, has furnished Buyer’s Final Additional Commitment Forecast simultaneously with an Option Forecast) deliver to Seller Buyer’s Final Additional Commitment Forecast showing Buyer’s estimate of the Annual Contract Quantity and Swing Rate for each Year until four hundred (400) Bcf minus the sum of the Annual Additional Commitments (if any have been made) will be exhausted.

Seller may challenge the reasonableness of Buyer’s Final Additional Commitment Forecast by providing Buyer notice pursuant to Section 16.2(a) within thirty (30) Days of receiving Buyer’s Final Additional Commitment Forecast; otherwise, any challenge shall be deemed to have been waived.

(b)	Determination of the Final Additional Commitment

Seller’s Available Gas Reserves as of the date of Buyer’s Final Additional Commitment Forecast shall be determined and the report delivered to Buyer within one hundred eighty (180) Days of Seller’s receipt of Buyer’s Final Additional Commitment Forecast. The Final Additional Commitment shall be calculated by first subtracting from Seller’s Available Gas Reserves the undelivered portions of the Initial and any Annual Additional Commitments and any New Sales as of the date of Buyer’s Final Additional Commitment Forecast. The Final Additional Commitment shall be the lesser of (1) the amount calculated or (2) four hundred (400) Bcf minus the sum of all Annual Additional Commitments, if any.

(c)	Seller’s Final Additional Commitment Forecast

At the same time that Seller’s Available Gas Reserves are determined, Seller shall furnish Buyer a schedule showing the Swing Rate and Annual Contract Quantity which Seller can deliver each Year during which Gas is to be delivered pursuant to the Final Additional Commitment. This schedule (“Seller’s Final Additional Commitment Forecast”) is subject to the following constraints:

(1)
For any Year in Seller’s Final Additional Commitment Forecast for which there is a corresponding Year in Buyer’s Final Additional Commitment Forecast, the Swing Rate in Seller’s Final Additional Commitment Forecast must be either one hundred percent (100%) or not more than eighty percent (80%) of the Swing Rate in Buyer’s Final Additional Commitment Forecast. Such percentage for any Year shall not exceed the percentage for the prior Year.

(2)  For any Year in Seller’s Final Additional Commitment Forecast for which there is not a corresponding Year in Buyer’s Final Additional Commitment Forecast (i.e., if Seller’s Final Additional Commitment Forecast covers a longer period than Buyer’s Final Additional Commitment Forecast), the Swing Rate shall not be greater than the Swing Rate for the prior Year.

(d)	Buyer’s Right to Challenge Seller’s Final Additional Commitment Forecast

Buyer may challenge all or any aspect of Seller’s Final Additional Commitment Forecast by serving a notice on Seller pursuant to Section 16.2(a) within thirty (30) Days of receipt of such forecast.

(e)	Buyer’s Supplemental Final Additional Commitment Forecasts

On or before October 1 of each Year in which Seller is delivering any part of the Final Additional Commitment, Buyer shall give Seller a forecast of the Annual Contract Quantity for each Year until the Final Additional Commitment is expected to be exhausted.

4.6 New Gas

“New Gas” means all Gas received by Buyer from all sources in excess of (i) that Gas which Buyer is obligated to take under its Gas supply contracts listed on Exhibit “A” and (ii) that Gas which Buyer has the option to take under the contract dated January 26, 1988 with Shell Western Exploration and Production, Inc. Buyer warrants that it has supplied Seller with all its existing Gas purchase contracts and all related amendments and letter agreements. Buyer may, but shall not be obligated to, exercise its rights pursuant to Section 5.2.2 of the contract with Shell oil Company (dated December 20, 1982) listed on Exhibit “A”. Except as provided in the immediately preceding sentence, Buyer shall not directly or indirectly consent to any reduction in any swing rate provided in any of the Exhibit “A” contracts and shall not acquiesce in any unilateral reductions in the swing rates in the Exhibit “A” contracts except to the extent that on May 1, 1988 such contracts expressly authorize such reductions.

Buyer shall not amend the Exhibit “A” contracts after May 1, 1988, to increase Gas purchases. If the seller under any contract listed in Exhibit “A” claims that Buyer is obligated to take more Gas than Buyer is then taking under the contract (and any related amendments and letter agreements), Buyer shall immediately notify Seller of the claim. Seller shall have no cause of action against Buyer if Buyer decides, in its sole discretion, not to contest the claim, and if Buyer at the request of Seller assigns to Seller all of Buyer’s rights to contest the claim and preserves all of Buyer’s defenses to the claim.

4.7 Buyer’s Obligation to Take Gas

Subject to Buyer’s rights to take Gas purchased from other sellers pursuant to Section 4.13, Buyer shall take from Seller all of Buyer’s New Gas requirements which Seller can supply until the Initial, Annual Additional and Final Additional Commitments, net of any reductions permitted by this Agreement, have been exhausted.

Operational constraints and unpredictable weather make it impossible for Buyer to predict and control precisely the amount of Gas it will take from the Exhibit “A” contracts. In some years, Buyer may take from its other Gas supply contracts amounts in excess of the amounts it is obligated to take under those contracts. Buyer will in good faith make all reasonable efforts to take no more each year than the amount of Gas it is required to take under its other Gas supply contracts. Total excess annual takes of two (2) Bcf or less under the contracts listed in Exhibit “A” will not be deemed to be in violation of Buyer’s purchase obligations under this Agreement, provided that Buyer shall not exceed its obligations to take Gas by more than one (1) Bcf per year in more than five (5) of any ten (10) consecutive years.

4.8	Seller’s Obligation to Deliver the Initial and Annual Additional Commitments

Subject to all of the terms of this Agreement, Seller shall deliver all of Buyer’s requirements for New Gas each Day until the Initial Commitment and any Annual Additional Commitments are exhausted. If a reserve determination in accordance with Section 4.18 made prior to the determination of the Final Additional Commitment shows that Seller’s Available Gas Reserves are less than the undelivered portion of the Initial Commitment and Annual Additional Commitment(s), those commitments, beginning with the commitment most recently made, shall be reduced by the shortfall. Seller shall continue to deliver all of Buyer’s New Gas requirements each Day and Buyer shall continue to take all of its New Gas requirements from Seller pursuant to Section 4.7 until the Initial and Annual Additional Commitments, less the shortfall, have been exhausted.

4.9	Seller’s Obligation to Deliver the Final Additional Commitment

Subject to all of the terms of this Agreement, when the Initial and Annual Additional Commitments are exhausted, Seller shall immediately begin deliveries of the Final Additional Commitment. Seller shall deliver all of Buyer’s New Gas requirements each Day up to the Swing Rates shown in Seller’s Final Additional Commitment Forecast. If a reserve determination in accordance with Section 4.18 made after the Final Additional Commitment has been determined shows that Seller’s Available Gas Reserves are less than the undelivered portions of the Initial Commitment, Annual Additional Commitments and the Final Additional Commitment, those commitments, beginning with the commitment most recently made, shall be reduced by the shortfall. Seller shall continue to deliver all of Buyer’s New Gas requirements each Day up to the amounts required by this Article 4 and Buyer shall continue to take such amounts from Seller pursuant to Section 4.7 until all commitments, less the shortfall, have been delivered.

Seller’s obligation to deliver the Initial, Annual Additional, and Final Additional Commitments requires Seller, if necessary, to reduce or stop deliveries of Gas pursuant to New Sales contracts executed as permitted by Section 4.12.

4.10 No Warranty of Seller’s Available Gas Reserves

Seller does not represent or warrant that Seller’s Available Gas Reserves are adequate to supply the Initial Commitment, Annual Additional Commitments, or the Final Additional Commitment.

4.11	Effect of Fluctuation of Seller’s Available Gas Reserves

Buyer and Seller acknowledge that the Initial Commitment (plus any Annual Additional Commitments) may be reduced pursuant to Section 4.8 at some time(s) prior to the determination of the Final Additional Commitment. Buyer and Seller also acknowledge that after such a reduction in the Initial and/or Annual Additional Commitments, Seller’s Available Gas Reserves may be augmented to a level permitting Seller to make subsequent Annual Additional Commitments and/or a Final Additional Commitment. In that event, all provisions of this Agreement governing determination and implementation of subsequent Annual Additional Commitments and/or the Final Additional Commitment shall be operative, and the following language shall be deemed added to Exhibit “A”:

Any Gas purchase contract executed pursuant to Section 4.13(b) by Buyer in the period between a reduction in the Initial and/or Annual Additional Commitments pursuant to Section 4.8 and a determination by Seller pursuant to Section 4.4 or Section 4.5 that Seller can make subsequent Annual Additional Commitments and/or a Final Additional Commitment.

4.12 Seller’s Right to Sell Gas to Other Buyers

Seller shall not sell or otherwise commit Gas from Seller’s Properties to anyone other than Buyer except as necessary or convenient to honor the commitments listed in Exhibit “C” or as provided in this Section. Seller shall have (1) the right to sell Gas produced from Seller’s Properties to any Unaffiliated Purchaser and (2) the right to amend any transaction listed in Exhibit “C” to increase Gas use or sales. The transactions described in the preceding sentence are collectively defined as “New Sales.” The right to make any New Sale is subject to the following constraints:

(a)	No New Sale shall be made unless, at the time the New Sale contract is signed, Seller’s Available Gas Reserves exceed:
(i)	the undelivered portions of the Initial Commitment and any Annual Additional Commitments which have been made; plus

(ii)	the undelivered portion of the Final Additional Commitment, if the Final Additional Commitment has been determined; plus

(iii)	the undelivered portions of all prior New Sales; plus

(iv)	the amount of Gas which would be committed to the proposed New Sale.

(b)	Each contract for a New Sale shall contain the following provision:
If it is at any time determined that Seller’s Available Gas Reserves are insufficient to permit it to make deliveries under this contract and meet its obligations to Alaska Pipeline Company under the Gas Purchase Agreement dated May 1, 1988, Gas deliveries under this contract may be reduced or terminated by Seller in its sole discretion. Seller’s Available Gas Reserves will be determined in accordance with the provisions of the Alaska Pipeline Company Agreement.

(c)
Each time Seller enters into a New Sale, Seller shall provide Buyer the name of the purchaser, the total and annual quantities of Gas sold, or to be sold, the term of the contract, and the maximum quantities deliverable daily. Seller shall provide this information (except for the amount of gas actually delivered) within fifteen (15) Days of entering into a New Sale and at least thirty (30) Days in advance of beginning deliveries under any such New Sale. Each July 15, Seller shall advise Buyer in writing of the amount of Gas sold and delivered during the prior twelve (12) Months under New Sale contracts.

A New Sale by Seller directly or indirectly to a purchaser (other than Phillips Petroleum Company (“Phillips”), Chugach Electric Association (“CEA”), and parties listed on Exhibit “C”, including the successors in interest, legal representatives, assigns, parents, subsidiaries, or affiliates of Phillips, CEA, or any Exhibit “C” purchaser) who has purchased Gas from Buyer (or Buyer’s affiliated Gas distribution utility) for other than space heating, cooking, water heating, air conditioning and similar uses within five (5) Years preceding the effective date of the sales contract shall be called a “Miscellaneous Sale.” Buyer may reduce the Initial, Annual Additional, or Final Additional Commitment, by five (5) times the amount of the Gas actually sold under each Miscellaneous Sale contract. No such reduction will be permitted in any case in which Seller acquires any interest in Gas production, reserves, or properties subject to a contract which would be a Miscellaneous Sale if such sale had originally been made by Seller.

4.13 Buyer’s Right to Purchase Gas from Other Sellers

Buyer shall have the right to purchase a portion or all of its New Gas requirements from other sellers under the following circumstances:

(a)
If the Initial Commitment, any Annual Additional Commitment, or the Final Additional Commitment is reduced pursuant to the final paragraph of Section 4.12, Buyer may purchase from other sellers at times of Buyer’s choosing an amount up to, but not in excess of the amount of the reduction, provided that such purchases shall not in any Year exceed twice the largest annual amount of Gas actually sold under all Miscellaneous Sale contracts. If Buyer agrees to purchase Gas under this paragraph, Buyer shall provide to Seller the information required by Section 4.13(g) within fifteen (15) Days of such agreement. Buyer shall further notify Seller at least thirty (30) Days in advance of beginning to take Gas under any such agreement.

(b)
If the Initial Commitment and/or the Annual Additional Commitments are reduced pursuant to Section 4.8 or 4.9, Buyer may purchase from other sellers the greater of (i) the amount of the reduction or (ii) the lesser of (a) twenty percent (20%) of the Gas remaining (immediately after the reduction) to be delivered under the Initial Commitment plus the Annual Additional Commitments or (b) twice the amount of the reduction. If there are further reductions of the Initial and/or Annual Additional Commitments, Buyer may purchase from other sellers the amount of the further reductions, provided that the total amount of purchases which Buyer may make from others pursuant to this paragraph is the greater of (i) the sum of all, reductions or (ii) the lesser of (a) twenty percent (20%) of the undelivered portions (calculated after the reduction) of the Initial Commitment and Annual Additional Commitments at the time of the first reduction or (b) twice the amount of all reductions. Buyer’s purchase contracts permitted by this Section 4.13(b) may include whatever other provisions are necessary to permit Buyer to obtain the necessary Swing Rates.

(c)
If Seller’s Final Additional Commitment Forecast projects Swing Rates lower than those for any corresponding Year in Buyer’s Final Additional Commitment Forecast, Buyer may contract to purchase from other sellers the additional Gas necessary to meet Buyer’s needs. Buyer and Seller recognize that any such contract to purchase from other sellers may be executed many Years before Buyer expects to take delivery of the Gas, and further recognize that it is likely that Buyer’s forecast of its requirements and its actual requirements may differ, even though, in making such forecasts, Buyer has applied the standards set forth in Section 4.21. Therefore, in any Year in which Buyer is taking Gas under the Final Additional Commitment and meets a portion of its New Gas requirements with purchases from other sellers pursuant to this Section 4.13(c), Buyer will take from Seller at least the lesser of: (i) the total New Gas multiplied by a fraction, the numerator of which is the Swing Rate from Seller’s Final Additional Commitment Forecast for that Year and the denominator of which is the Swing Rate from Buyer’s Final Additional Commitment Forecast for that Year; or (ii) the Annual Contract Quantity (net of any reduction pursuant to the final paragraph of Section 4.12) from Seller’s Final Additional Commitment Forecast for that Year.

(d)
If the Swing Rate for any Year in Seller’s Final Additional Commitment Forecast equals the Swing Rate in Buyer’s Final Additional Commitment Forecast, Buyer will take from Seller in that Year an amount of Gas equal to the Annual Contract Quantity (net of any reduction pursuant to the final paragraph of Section 4.12) in Seller’s Final Additional Commitment Forecast for that Year, or all of Buyer’s New Gas requirements for that Year, whichever is less.

(e)
If Seller for any reason, including Force Majeure, does not deliver all of Buyer’s daily requirements for New Gas, or if Buyer because of failure of its facilities and/or Force Majeure, cannot take from Seller all of Buyer’s daily requirements for New Gas, Buyer may make whatever purchases are necessary to cover the shortage. Buyer will in good faith attempt to purchase only the amount of Gas necessary to cover the shortage. Buyer is a public utility and must attempt to meet the needs of its customers. Should any provision of this Agreement constrain Buyer in such a way that Buyer cannot cover the shortage on reasonable terms and conditions, that provision (or provisions) shall be relaxed or waived but only to the extent necessary to permit Buyer to cover its requirements on reasonable terms and conditions. In addition, Buyer and Seller shall have all remedies provided by the Uniform Commercial Code, except the remedies of incidental or consequential damages. Further, in the event of Force Majeure neither Buyer nor Seller shall have a cause of action against the other.

(f)	Buyer may contract during the term of this Agreement for delivery of Gas after termination of this Agreement.

(g)
Each time Buyer agrees to receive Gas from a supplier other than Seller, Buyer shall provide Seller the name of the supplier, the total and annual quantities of Gas obtained or to be obtained, the term of the transaction and the Swing Rate.

4.14	Extension of Time for Taking Final Additional Commitment

If Buyer purchases from Seller less than the Annual Contract Quantities shown in Seller’s Final Additional Commitment Forecast, the period during which the Final Additional Commitment is taken may be longer than the period shown in Seller’s Final Additional Commitment Forecast. If the period for taking the Final Additional Commitment is longer than projected, the Swing Rate for each additional Year shall be the Swing Rate in the last Year of Seller’s Final Additional Commitment Forecast multiplied by a fraction, the numerator of which shall be the total actual purchases by Buyer from Seller during the period shown in Seller’s Final Additional Commitment Forecast and the denominator of which shall be the Final Additional Commitment.

4.15 Seller Not Obligated to Source of Supply

Seller may supply Gas to Buyer from any or all of Seller’s Properties, but Seller shall not be obligated to provide Gas to Buyer from any particular source of supply available to Seller.

4.16 Buyer Not Ob1igated to Construct New Faci1ities

Except as may be necessary pursuant to Section 7.0, Buyer shall not be obligated to construct new facilities at Buyer’s expense or attempt to receive Gas in volumes, at rates, or under conditions which existing facilities are unable to receive and handle. Buyer shall be obligated to operate and maintain its facilities in a prudent manner in order to be able to maximize possible receipts of Gas from Seller. If either Buyer or Seller determines that new compression facilities are necessary to enable Seller to deliver and Buyer to receive Gas from Seller at pressures in excess of those provided in Section 6.0, Seller and Buyer shall meet and negotiate in good faith to allocate fairly the .cost of the necessary compression.

4.17 Seller’s Obligations as Operator

Seller shall act as a prudent operator to develop, produce, and deliver Gas from Seller’s Properties so as to meet its obligations to Buyer under this Agreement.

4.18 Determination of Seller’s Available Gas Reserves

On or before July 1, 1988, and on or before July 1 each Year thereafter, Seller shall in good faith following sound engineering practice make and provide to Buyer a determination of Seller’s Available Gas Reserves as of January 1 of that Year. When determining Seller’s Available Gas Reserves, there shall be a determination of the Swing Rates and Annual Contract Quantities which can be delivered to Buyer. To permit Buyer to evaluate any such determination, Seller shall make available to Buyer (and, if necessary, to any panel of arbitrators) all information, material and data which Seller has available concerning Seller’s Available Gas Reserves. To challenge Seller’s determination, Buyer shall provide Seller with a notice pursuant to Section 16.2(a) within thirty (30) Days after Seller first makes available to Buyer such information, material and data. All information, material, and data furnished to Buyer, or to any panel of arbitrators, shall be subject to an appropriate confidentiality agreement acceptable to Seller. Seller’s Available Gas Reserves as last determined shall remain in effect until redetermined.

4.19 Deliveries Prohibited by Law Not Permitted

Nothing in this Agreement shall be construed to require Seller to produce and deliver or Buyer to purchase and receive from Seller any quantities of Gas in excess of those which may be produced under any applicable statute or the applicable rules, regulations, or orders of regulatory bodies having jurisdiction.

4.20 Curtailment of LNG Operations

Seller has an interest in and delivers Gas to a liquefied natural gas plant at Nikiski, Alaska. While delivering the Initial, Annual Additional, and Final Additional Commitments, and after utilizing all other sources of Gas available to Seller, Seller will reduce or stop deliveries of Seller’s Gas to that plant to the extent necessary to permit it to deliver the portion of Buyer’s Swing Rate which Seller is obligated to deliver pursuant to Article 4.

4.21	Buyer’s Forecasts Advisory Only; Relevant Data Submitted to Seller

The Initial Commitment Forecast, the Supplemental Forecasts, the Option Forecasts, Buyer’s Final Additional Commitment Forecast, and Buyer’s Supplemental Final Additional Commitment Forecasts (collectively “Buyer’s Forecasts”) are advisory only and impose no obligations on Buyer other than (1) the obligation to prepare Buyer’s Forecasts in good faith as accurately as possible using methods generally accepted in the American gas distribution industry and (2) the obligation to provide to Seller all the relevent information, data, and material which Buyer has available in preparing Buyer’s Forecasts at the time it submits such forecasts to Seller, and to furnish that information, data and material to any panel of arbitrators.

5. DELIVERY POINTS

5.0 Delivery Points

The Delivery Point(s) for Gas shall be at the inlet side of Buyer’s meters at the locations shown on Exhibit “E” and at such other locations as shall be agreed upon from time to time by Buyer and Seller. Buyer shall not unreasonably withhold its consent to Delivery Points proposed by Seller.

5.1 Delivery Point Forecast

Seller shall provide to Buyer an Annual Delivery Point Forecast on or before each July 1. The Annual Delivery Point Forecast shall be in writing and shall be Seller’s best estimate of (i) the Delivery Points for the next Year and (ii) the volume of Gas that is expected to be delivered to Buyer at each Delivery Point.

5.2 Risk of Loss and Damage; Passage of Title

Prior to delivery to Buyer, Seller shall be in control and possession of Gas and shall bear the risk of loss of Gas and be responsible for any damage to property or injury or death of persons caused thereby, and Seller shall protect, defend, and indemnify Buyer, its agents, servants, employees, officers, and directors to the full extent that the law will allow. At delivery, title to Gas and the risk of loss shall pass to Buyer, and Buyer shall be in exclusive control and possession thereof and shall bear the risk of loss of Gas and be responsible for any damage to property or injury or death of persons caused thereby and shall protect, defend, and indemnify Seller, its agents, servants, employees, officers, and directors to the full extent that the law will allow.

6. PRESSURE

6.0 Delivery Pressure

The Gas delivered shall be delivered at sufficient pressure to enter Buyer’s system; provided, however, that Seller shall not be required to deliver such Gas at a pressure in excess of five hundred (500) pounds per square inch gauge. By July 1 of each Year, Seller shall provide Buyer with a pressure forecast for each of the next two (2) Years showing the pressures expected at the Delivery Point(s). The use of pressure forecasts by Buyer shall be at Buyer’s risk.

6.1 Reports of Delivery Pressure; Dispatching

Buyer shall make reports to Seller, as often as may be necessary in practice, of the pressure at which Gas is being delivered and the rate of such deliveries. Seller shall have agents or employees available at all times to receive from Buyer’s dispatchers advice and requests for changes in the rates of delivery of Gas as required by Buyer from time to time. Because Seller’s Properties are situated in isolated locations, Buyer agrees to allow a reasonable period for Seller to comply with dispatching requests.

7. MEASURING STATIONS

7.0	Buyer’s Obligation to Install, Maintain and Operate Measurement Facilities

Buyer shall install, maintain, and operate or cause to be operated, at Buyer’s expense, at or near each Delivery Point, a measuring station, designed and installed in accordance with the current recommendations of the American Gas Association, properly equipped with orifice meters, and other necessary equipment, including a Gas temperature recorder, by which the volume of Gas delivered shall be measured. The orifice meters will utilize flange taps and be installed, maintained, and operated with volumes computed in accordance with ANSI/API 2530 (also known as the American Gas Association Gas Committee Report No. 3) in its latest revision with applicable appendices. Seller shall have access to such metering equipment at reasonable hours, but Buyer will make, or cause to be made, the calibrations and adjustments thereof. Buyer shall have the right to change charts or designate Seller or others to do so, but Buyer shall have the exclusive right to integrate charts.

7.1	Seller’s Right to Install, Maintain and Operate Regulators and Measuring Equipment

Seller may install, maintain, and operate, at its own expense, such pressure regulators and check measuring equipment as it desires, and Buyer, to the extent that Buyer has the right to do so, hereby grants to Seller the right to install, maintain, and operate such equipment in and connected to Buyer’s measuring station or stations. Any such equipment shall be so installed as not to interfere with the operation of Buyer’s measuring equipment. Buyer shall have access to such check measuring equipment at reasonable hours, but Seller shall have the exclusive right to read, calibrate, and adjust the equipment and change all charts.

7.2	Parties’ Rights to Observe Installation and Regulation of Equipment; Right to Inspect Records

Each party shall have the right to be present at the time of any installing, reading, cleaning, changing, repairing, inspection, testing, calibrating, or adjusting of the other’s measuring equipment. Notice of such activity shall be given at least forty-eight (48) hours (if possible) in advance. Records from such measuring equipment will remain the property of the equipment owner, but upon request each owner will submit to the other its records and charts, together with calculations therefrom, for inspection and verification, subject to return within thirty (30) Days after receipt.

7.3	Estimated Volumes When Meters Inaccurate or Out of Service

In the event a meter is out of service or registering inaccurately, the volumes of Gas delivered shall be estimated:

(a)	by using the registration of any check meter or meters if installed and accurately registering, or in the absence of (a),

(b)	by correcting the error if the percentage of error is ascertainable by calibration, test, or mathematical calculations, or in the absence of both (a) and (b), then,

(c)	by estimating the quantity of deliveries by deliveries during comparable periods under similar conditions when the meter was registering accurately.

7.4 Verification of Accuracy of Equipment

At least once each Month, Buyer and Seller will verify the accuracy of their respective measuring equipment. If either party notifies the other that it desires to test the accuracy of any measuring equipment, the parties will cooperate to secure prompt testing.

7.5 Accuracy Requirements; Corrections

If, upon test, any measuring equipment is found to be not more than one percent (1%) inaccurate, previous records of such equipment shall be considered accurate. In the event any measuring equipment is found to be inaccurate to the extent that it affects the measurement accuracy by an amount exceeding one percent (1%), any previous records of such equipment will be corrected to zero error for any period known definitely or agreed upon. If a period of inaccuracy is not definitely known or agreed upon, such correction shall be made for a period of the lesser of sixteen (16) Days or one-half (1/2) of the time elapsed since the date of the last test. Any measuring equipment found by test to be inaccurate will be adjusted at once to measure accurately.

7.6 Preservation of Records

Each party shall preserve for a period of at least six (6) calendar years all test data, charts and other similar records.

8. MEASUREMENTS

8.0 Unit of Sale

The sale unit of the Gas delivered hereunder shall be one (1) Mcf of Gas.

8.1 Parameters of Measurement

The calculation of the volumes of Gas delivered hereunder shall be governed by the following:

(a)
The unit of volume measurement shall be one (1) cubic foot of Gas at the base temperature of sixty (60) degrees Fahrenheit and at a pressure of fourteen and sixty-five hundredths (14.65) pounds per square inch absolute with correction for deviation from the Ideal Gas Law according to ANSI/API 2530 or AGA Report No. 8, as applicable.

(b)
The average absolute atmospheric pressure shall be assumed to be fourteen and seven-tenths (14.7) pounds per square inch, irrespective of actual elevation or location of the Delivery Point above sea level or variations in actual atmospheric pressure.

(c)
Unless the parties agree to the use of a spot test method, the specific gravity of Gas shall be determined by the use of a recording gravitometer generally accepted in the industry. When a recording gravitometer is used, the arithmetic average of the specific gravity of Gas flowing through the meters shall be used in computing Gas volumes. If a spot test method is used, the specific gravity of the Gas shall be determined at monthly intervals. Any such test shall determine the specific gravity to be used in computation of volumes effective the first Day of the following Month and shall be used until changed in like manner by subsequent test.

(d)
The actual temperature of Gas shall be determined by a recording thermometer so installed that it will record the temperature of the Gas flowing through the meters. The average of the recorded temperatures to the nearest one (1) degree Fahrenheit obtained while Gas is being delivered shall be used in computing measurements for that Day.

9. QUALITY

9.0 Heating Value of Gas

(a)	Delivered Gas shall have a Gross Heating Value of not less than nine hundred fifty (950) Btu’s per cubic foot nor more than one thousand fifty (1,050) Btu’s per cubic foot.

(b)
The Gross Heating Value of Gas shall be determined from a representative composite Gas sample taken at the point of measurement by periodic tests to be conducted monthly by Buyer or at such other intervals as the parties may mutually agree. The determination may be made by means of a calorimeter using the Thomas principle of calorimetry or its equal or by calculation from the component analysis using NGPA Publication 2145, as it may be revised, entitled “Physical Constants of Paraffin Hydrocarbons or Other Compounds of Natural Gas”.

9.1 Deleterious Matter; Specifications

Gas shall be commercially free of dust, gum, gum-forming constituents, or other liquid or solid matter which may separate from the Gas in transportation, shall not exceed one hundred twenty (120) degrees Fahrenheit, and shall not contain:

(a)	more than four (4) pounds of water per million cubic feet of Gas;
(b)	more than one (1) grain of hydrogen sulfide per one hundred (100) cubic feet of Gas;
(c)	more than twenty (20) grains of total sulfur per one hundred (100) cubic feet of Gas;
(d)	in excess of:
(1)	three percent (3%) by volume of carbon dioxide; or
(2)	one percent (1%) by volume of oxygen.

9.2 Seller’s Responsibility to Dispose of Condensates

Seller shall be the owner of and be solely responsible for ultimate disposal of any condensates which Buyer has extracted from its pipelines and which were contained in the Gas provided by Seller. Such condensates shall be made available to Seller in suitable containers provided by Seller at a location designated by Seller on the road system in the Kenai Peninsula Borough or Anchorage Area Borough.

9.3 Buyer’s Right to Refuse Gas

Buyer shall have the right to refuse to accept delivery of any Gas failing to meet the quality requirements of this Article 9.

10. PRICE

Buyer shall pay for Gas delivered by Seller the applicable Total Price determined pursuant to this Article.

10.0 Base Prices

(a)	The Base Price for the Initial Commitment shall be $1.55 per Mcf.

(b)	The Base Price for all Gas delivered after the Initial Commitment is exhausted shall be $1.35 per Mcf.

10.1 The Price Index

(a)	The Price Index will be used to calculate the Annual Base Prices of the Initial, Annual Additional and Final Additional Commitments.

(b)
The Price Index is a fraction. The numerator is the daily average price per barrel of Light Sweet Crude Oil Futures (“LSCOF”) for the quarter ending on September 30 of the Year prior to the Year for which the Annual Base Price is being calculated. The denominator is $18.00 per barrel.

(c)
The average price of LSCOF shall be determined from prices for “CRUDE OIL, Light Sweet” futures contracts traded on the New York Mercantile Exchange or its successor. The daily average price of LSCOF shall be the sum of the “Settle” prices reported in the Wall Street Journal or its successor for (i) July contracts for each day that July contracts are reported as the contracts for the Current Trading Month, plus (ii) August contracts for each day that August contracts are reported as the contracts for the Current Trading Month, plus (iii) September contracts for each day that September contracts are reported as the contracts for the Current Trading Month, divided by the total number of days that such “Settle” prices are reported. “Current Trading Month” means the final month in which a contract can be traded.

(d)
In the event that the information necessary to calculate the daily average price of LSCOF is no longer publicly reported, the parties shall attempt to agree on a successor index. If the parties fail to agree at least eighty—five (85) Days before the beginning of a new Year, either party may initiate arbitration procedures by giving notice pursuant to Section 16.2(a).

10.2 Adjustment of the Base Price

Effective January 1, 1990, the Base Price of the Initial Commitment ($1.55) shall be adjusted by multiplying it by the Price Index. The result will be the “Annual Base Price” for 1990. This process of calculating the applicable Annual Base Price for each Year shall be repeated annually until the Initial Commitment is exhausted.

When the Initial Commitment is exhausted, the Base Price for all additional Gas ($1.35) sold subsequently shall be adjusted by multiplying it by the Price Index. The result will be the “Annual Base Price” for the first Year for all additional Gas delivered and sold. This process of calculating the applicable Annual Base Price for each Year shall be repeated annually until the Annual Additional and Final Additional Commitments are exhausted.

Changes in the Annual Base Price are subject to limitation. If a calculated change in the Annual Base Price is limited by any or all of Sections 10.4, 10.5, or 10.6, the resulting price shall be called the “Limited Annual Base Price.” Any limitations shall be determined by first applying Section 10.5, then Section 10.4, and finally Section 10.6.

10.3 The Total Price for the Initial Commitment

The Total Price each Year for the Initial Commitment shall be the Annual Base Price (or Limited Annual Base Price, if applicable) for that Year plus any Taxes and other charges added pursuant to Sections 10.7 and 10.8. The Annual Base Price until January 1, 1990 shall be $1.55 per Mcf.

10.4	The Total Price for the Annual Additional and Final Additional Commitments

The Total Price each Year for the Annual Additional and Final Additional Commitments shall be the Annual Base Price (or Limited Annual Base Price, if applicable) for that Year plus any Taxes and other charges added pursuant to Sections 10.7 and 10.8. The Annual Base Price (or Limited Annual Base Price, if applicable) paid each Month while the Annual Additional or Final Additional Commitments are being delivered shall never exceed the amount paid to Seller, net of taxes and excess royalties, during the same Month under Seller’s largest sale (measured by volume) to any Alaskan utility other than Buyer.

10.5 Limitation on Annual Base Price Increase or Decrease

(a)
If an Annual Base Price calculated pursuant to Section 10.2 would produce a change from the prior Year’s Annual or Limited Annual Base Price (whichever was used to pay Seller for Gas sold in the prior Year) of less than twenty percent (20%) the change in price will be limited to the lesser of (1) the percentage change calculated or (2) fifteen percent (15%). If the calculated change equals or exceeds twenty percent (20%), the change in price will be fifteen percent (15%) plus one-half (1/2) of the amount of the calculated change in excess of fifteen percent (15%) unless the price change is limited by Section 10.5(b) and/or Sections 10.4 and 10.6.

(b)
If an Import Fee is first imposed or increased in the Year preceding the Year for which the price limitation is being calculated pursuant to Section 10.5(a), the permissible change from the prior Year’s Annual or Limited Annual Base Price (whichever was used to pay Seller for Gas sold in the prior Year) shall be calculated as provided in Section 10.5(a) but shall be limited to twenty percent (20%).

(c)
An Import Fee shall be considered as having been “first imposed” in the first Year in which it is in effect for each day of the third quarter. If an Import Fee is eliminated and later reimposed, the later reimposition will be treated as a new Import Fee which is “first imposed” in accordance with the definition in the preceding sentence. An Import Fee is “increased” in any Year in which the average Import Fee, which has previously been “first imposed”, is higher for the third quarter of a Year than the average Import Fee for the third quarter of the prior Year.

(d)
The term “Import Fee” means a fee which is imposed by the United States on or after May 1, 1988, on crude oil imported into the United States and which is intended to be an economic incentive to the domestic oil industry and/or to protect national security interests and/or to promote conservation and/or to stabilize or increase the price of crude oil sold in the United States. An Import Fee is not a tax such as that imposed by Section 4611 of the Internal Revenue Code of 1986, or an import duty, customs fee, antidumping or countervailing duty, or tariff schedule, such as currently set forth in 19 U.S.C. Sec.1202 of the United States Code.

10.6 Regulated Prices

Seller shall never charge or collect a price in excess of the applicable lawful price prescribed under the Natural Gas Policy Act of 1978 or other applicable legislation or regulation.

10.7 Tax Reimbursement

(a)
The taxes to be added to each Annual Base Price (or Limited Annual Base Price, if applicable) to determine the Total Price for each Year shall consist of the full amount of any “Tax” or “Taxes” paid by Seller with respect to Gas sold or to be sold pursuant to this Agreement regardless of the mode or basis of imposition. The term “Tax” or “Taxes” shall include any tax or similar charge on Gas measured by the volume, value, removal price, prevailing value, proceeds, gross receipts, net receipts or sales price imposed by any government or Alaska Native authority, including (i) severance taxes and production taxes; (ii) windfall profits taxes; (iii) taxes on the Gas itself; (iv) taxes on the act, right or privilege or occupation of producing, severing, gathering, transporting, selling, or delivering Gas; and (v) the ad valorem taxes provided for in (b), below. The term “Tax” or “Taxes” shall not include (i) taxes or charges imposed on any value attributable to liquid hydrocarbons removed from Gas by processing or arising from or incident to the processing of or handling of Gas through any processing plant; (ii) any franchise tax, tax on capital stock, or other tax imposed on corporations on account of their corporate existence or their right to do business; (iii) any income taxes; or (iv) any royalty.

(b)
The term “Tax” or “Taxes” shall also include any ad valorem taxes which may be reasonably and equitably allocated to volumes of Gas which Buyer is entitled to have delivered as of the date of assessment. The fair allocation of such Taxes shall be accomplished by negotiations between Buyer and Seller, taking into account (i) the problems of allocating Taxes ratably among oil or other liquid hydrocarbons, reservoir substances which are gaseous in place but become or may be processed into liquids, Gas, and other minerals subject to a particular assessment; (ii) the ratio of the total volumes of Gas from Seller’s Properties subject to such Taxes to the volumes which Buyer is entitled to have delivered as of the date of assessment; (iii) the ratio of Seller’s Properties subject to assessment to the total acreage of Seller’s Properties; (iv) the relative proportion of the volumes and values of Seller’s Available Gas Reserves subject to assessment in comparison with the total volumes and values of Seller’s Available Gas Reserves; and (v) such other factors as the circumstances may require. Should the parties fail to agree on a fair allocation within thirty (30) Days of receipt by Buyer of written notice from Seller of an assessment, either party may initiate arbitration procedures by giving notice pursuant to Section 16.2(a) if the dispute is subject to arbitration pursuant to Section 16.1. Buyer shall reimburse Seller for the share of ad valorem taxes allocated to Buyer within thirty (30) Days of a final allocation (whether by agreement or arbitration) of such Taxes. Buyer shall also pay interest to the date of reimbursement by Buyer on the amount allocated, whether by agreement or arbitration, from the latter of (1) the date Buyer is notified of the assessment or (2) payment of the Tax by the Seller. The interest rate shall be the rate provided in Section 11.2.

(c)
Buyer shall not be obligated to pay any interest or penalty because Seller is delinquent in paying any Tax. In the event that Seller contests its obligation to pay any Tax assessed and, following the conclusion of such dispute, Seller is required to pay interest on the portion of the contested amount determined to be lawfully owed, Buyer shall reimburse Seller for the interest Seller is required to pay. If Seller is lawfully, retroactively assessed Taxes and required to pay interest on such amounts, Buyer shall reimburse Seller for such Taxes as well as for such interest.

(d)
Tax reimbursements shall be paid by Buyer in accordance with the billing procedures in Article 11 unless Buyer contests its liability to pay any Tax (other than ad valorem taxes reimbursable under (b) above). If Buyer contests its liability, Buyer shall notify Seller within thirty (30) Days of being billed by Seller for the Tax. Should the parties fail to resolve any contested liability by diligent, good faith negotiations within thirty (30) Days of receipt by Seller of such written notice, either party may initiate arbitration procedures by giving notice pursuant to Section 16.2(a) if the dispute is subject to arbitration pursuant to Section 16.1.

(e)
Should Seller receive any refund, reimbursement, or credit for Taxes for which Buyer has reimbursed Seller, Seller shall credit Buyer on Seller’s next invoice the full amount thereof, together with any interest received from or credited to Seller by the taxing entity. If the refund or credit is greater than the amount of Seller’s next invoice, the excess shall be refunded when the invoice is sent to Buyer.

(f)	Nothing in this Agreement shall be construed as a limitation on Buyer’s or Seller’s rights to contest assessment of any Tax.

10.8 Payment of Royalties; Excess Royalties

Seller agrees to pay or cause to be paid to the parties entitled thereto all royalties, overriding royalties or like charges against the Gas delivered to Buyer. Buyer agrees to reimburse Seller for all “Excess Royalty Payments” which Seller shall be required to pay to the State of Alaska, the United States of America or any other royalty or overriding royalty owners on Gas delivered to Buyer. Such payments shall be made by Buyer in accordance with the billing procedures in Article 11. The term “Excess Royalty Payments” means the amount by which actual royalty or overriding royalty payments or like charges exceed the amount any such payment would have been had royalty or overriding royalty or like charges been calculated by using the applicable Annual Base Price as limited by Sections 10.4, 10.5 and 10.6.

10.9	Notice of Additional Taxes and Royalties for Prior Periods

If Seller receives a bill for Taxes or Excess Royalty Payments attributable to Gas delivered prior to the current billing period, Seller shall advise and consult with Buyer prior to payment of the bill.

11. BILLING

11.0 Statements; Payment

On or before the tenth (10th) Day of each Month, Buyer shall furnish to Seller a statement showing the total volume of Gas delivered during the preceding Month. By the fifteenth (15th) Day of the Month following the Month of deliveries, Seller shall give Buyer an invoice showing the Annual Base Price (or Limited Annual Base Price, if applicable) for Gas, Taxes, and Excess Royalty Payments. Buyer shall make payment to Seller on or before the twenty-fifth (25th) Day of each Month for all Gas delivered during the preceding Month according to the measurements, computations, and prices herein provided. Payments are to be made by wire transfer of immediately available Federal Reserve funds to the following account:

Marathon Oil Company
National City Bank
Cleveland, Ohio
Account of Marathon oil Company
Account No. 2110051

11.1 Right to Examine Books and Records; Errors

Each party shall have the right during normal business hours to examine the books, records, and charts of the other party to the extent necessary to verify the accuracy of any statement, invoice, charge, or computation made pursuant to any of the provisions of this Agreement. In the event an error is discovered in the amount paid by Buyer, the error shall be adjusted within thirty (30) Days. No error will be adjusted after thirty-six (36) Months from the date of any statement or invoice.

11.2 Disputes

Without prejudice to any other remedy or remedies of Seller hereunder or by operation of law, if the correct amount is not paid when due pursuant to Article 10 or 11, interest on any unpaid amount shall be paid by Buyer, which shall accrue daily at the prime rate plus one (1) percentage point charged by the Chemical Bank of New York or its successor bank (but not to exceed the rate permitted by law). Payment by Buyer of any amount, whether or not disputed, shall not constitute a waiver of Buyer’s right to contest and recover any amounts determined to have been overpaid. If Buyer overpays Seller, interest on any such overpayment shall be paid by Seller and shall accrue daily at the rate applicable to late payments under this Section by Buyer; provided, however, that no interest shall accrue on any Tax refund or credit if Seller timely complies with Section 10.7(e).

12. FORCE MAJEURE

12.0 Effect of Force Majeure

If either party is rendered unable, wholly or in part, by Force Majeure to carry out its obligations (other than to make payments due) under this Agreement, upon such party giving notice in writing or by telecopier and reasonably full particulars of such Force Majeure as soon as reasonably possible after the commencement of the Force Majeure event relied upon, the obligations of the party giving such notice, as far as they are affected by such Force Majeure, shall be suspended during the continuation of any inability so caused but for no longer period, and such cause shall, as far as reasonably possible, be remedied with all dispatch.

12.1 Definition of Force Majeure

The term “Force Majeure” shall mean: (i) acts of God; (ii) governmental action, acts of the public enemy, wars, blockades, insurrections, riots, or epidemics; (iii) strikes, lockouts or other industrial disturbances of third parties; (iv) landslides, lightning, earthquakes, fires, hurricanes, tornadoes, high winds, storms, storm warnings, floods, tsunami, or washouts; (v) arrests and restraints of governments and people, or civil disturbances; (vi) explosions, breakage or accidents to machinery or lines of pipe, the necessity for making repairs to or alterations of machinery or lines of pipe, freezing of wells, equipment, or lines of pipe, partial or entire failure of wells or sources of supply of Gas; and (vii) any other causes, whether of the kind herein enumerated or otherwise, no reasonably within the control of the party claiming suspension and which by the exercise of due diligence such party is unable to prevent or overcome. “Force Majeure” shall likewise include: (i) in those instances where either party is required to obtain servitudes, rights-of—way grants, permits or licenses to enable such party to fulfill its obligations, the inability of such party to acquire, or the delays encountered by such party, despite its best efforts, in acquiring, at reasonable cost, such servitudes, rights-of-way grants, permits or licenses; and (ii) in those instances where either party is required to furnish materials and supplies for the purpose of constructing, repairing or maintaining facilities or is required to secure permits or permissions from any governmental agency to enable such party to fulfill its obligations, the inability of such party to acquire, or the delays encountered by such party, despite its best efforts, in acquiring at reasonable cost such materials and supplies, permits, and permissions.

12.2 Inability of Buyer to Take Annual Contract Quantity

If Buyer or Seller has invoked Force Majeure which prevents Buyer from taking the Annual Contract Quantity, expressed on a daily basis, provided in Article 4 for one hundred eighty (180) Days during any period of three hundred sixty-five (365) Days, the party not invoking Force Majeure shall have the option of terminating this Agreement in the ninety (90) Days following such three hundred sixty-five (365) consecutive Day period by giving written notice of termination, and this Agreement shall then terminate one hundred eighty (180) Days from the date of receipt of such notice by the other party.

13. DEFAULT AND TERMINATION

13.0 Breach; Notice of Default; Correction; Termination

If either party fails to perform any of its material obligations under this Agreement, the other, in addition to any other remedies it may have, may at its option terminate this Agreement in the following manner. The party not in default shall serve on the party in default a written notice stating specifically the facts and basis upon which default is claimed. The party in default shall have sixty (60) Days after receipt of notice in which it may decide to (A) remedy or remove the default (“Response A”); or (B) (i) commence such actions as are reasonable and prudent to remedy or remove the cause or causes stated in the notice, and (ii) agree in writing to protect, defend, and indemnify fully the party not in default from any and all consequences of the acts or occurrences constituting the default (“Response B”). If, within that period, the party in default acts in accordance with either Response A or Response B, this Agreement shall continue in full force and effect. If the party in default does not, within sixty (60) Days of receipt of notice act in accordance with the requirements of either Response A or Response B, the party giving notice may, at its option, terminate this Agreement by giving written notice of termination, and this Agreement shall then terminate one hundred eighty (180) Days from the date of receipt of such notice by the party in default.

13.1	Termination Without Prejudice to Rights of Parties to Collect Amounts Due

Any termination of this Agreement shall be without prejudice to the right of either Buyer or Seller to collect any amounts then due from the other party.

13.2 Effect of Waiver of Default

No waiver by either party of any one or more defaults by the other party in the performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any other default or any future default or defaults, whether of a like or of a different character.

14. TERM

Subject to its other provisions, this Agreement shall be deemed effective May 1, 1988, and shall remain in full force and effect until the delivery by Seller and payment by Buyer for the Initial Commitment and, if applicable, the Annual Additional Commitments and the Final Additional Commitment.

15. WARRANTY OF TITLE

Seller hereby warrants title to all Gas delivered by it to Buyer hereunder and the right to sell the same, and further represents and warrants that such Gas will, at the time of delivery, be free from all liens and other adverse claims. Upon written notice by Buyer, Seller agrees to indemnify and defend Buyer against all suits, actions, debts, accounts, damages, costs, losses, and expenses arising from or out of any adverse claims of title or any liens or other adverse claims by any and all persons to or against such Gas. In the event any adverse claim of any character is asserted as to any delivered Gas, then as security for Seller’s performance of its obligations under this Article 15, Buyer may retain the purchase price thereof up to the amount of such claim without interest until the claim has been finally determined, or until Seller shall have furnished bond to Buyer in an amount and with sureties satisfactory to Buyer, conditioned for the protection of Buyer against such claim.

16. ARBITRATION

16.1 Matters Subject to Arbitration

Disputes respecting the following matters shall be resolved by arbitration:

(a)	Any Annual Contract Quantity or Swing Rate set forth in Buyer’s Final Additional Commitment Forecast or any Annual Contract Quantity or Swing Rate set forth in any Option Forecast;

(b)	Seller’s Available Gas Reserves;

(c)	Any determination of an Annual Contract Quantity or Swing Rate on Seller’s Final Additional Commitment Forecast;

(d)	Determination of the successor index contemplated by Section 10.1(d);

(e)	An allocation of ad valorem taxes pursuant to Section 10.7(b); and

(f)	Buyer’s obligation pursuant to Section 10.7(a) and (d) to reimburse Seller for Taxes;

Provided, however, that disputes respecting Taxes shall not be subject to arbitration unless the panel of arbitrators possesses sufficient authority under applicable law to compel (i) the attendance of all witnesses with knowledge of the facts of the disputed issues and (ii) the submission of all relevant information.

16.2 Initiating Arbitration Procedures

(a)
If a dispute arises which is subject to arbitration pursuant to Section 16.1, a party contemplating requesting arbitration shall provide prompt written notice to the other of the dispute and the party’s intent to submit the dispute to arbitration. The parties shall attempt by good-faith, diligent negotiations to resolve the dispute described in the notice within forty-five (45) Days of the receipt of the notice.

(b)
If a resolution is not achieved within the forty-five (45) Day period provided by Section 16.2(a), the dispute shall be resolved by a board of three (3) arbitrators selected in the following manner. The party first giving notice pursuant to Section 16.2(a) shall, within ten (10) Days of the expiration of the forty-five (45) Day period, choose an arbitrator and give notice to the other party of its choice of arbitrator together with notice of the issues it desires to submit for arbitration. If the party receiving the original notice fails to name a second arbitrator within ten (10) Days of receipt of the second notice and notify the other party, then the party that served the original notice may, on five (5) Days further notice apply to the Chief Judge of the United States District Court for the District of Alaska for the appointment of the second arbitrator on behalf of the other party, and in such case the arbitrator appointed shall act as if named by the other party.

The two (2) arbitrators chosen shall, within twenty (20) Days after appointment of the second arbitrator, choose a third arbitrator. If they fail to do so, either of the parties may, on five (5) Days notice to the other party, apply to the Chief Judge for the appointment of a third arbitrator.

The arbitrators shall fix a reasonable time and place for the hearing, at which time each of the parties may submit such evidence as the arbitrators may require or permit. The action of a majority of the arbitrators shall govern, and their decisions in writing shall be final and binding on the parties. Each party shall pay the expense of the arbitrator selected by or for it, and all other joint costs of the arbitration shall be equally divided between the parties. The arbitrations shall be conducted in accordance with the rules of the American Arbitration Association.

16.3 Qualification of Arbitrators

The arbitrators shall be qualified by education, experience, and training to pass upon the particular questions in dispute. In the case of disputes which require determination of Seller’s Available Gas Reserves, Swing Rates, or Annual Contract Quantities, all arbitrators shall be reservoir engineers considered to be experts in determining gas reserves and swing rates. No arbitrator shall be or have been under contract for services within the preceding year to either Buyer or Seller or their parents, subsidiaries or affiliates, and no arbitrator shall be or have been employed by either Buyer or Seller or their respective parents, subsidiaries or affiliates. Each arbitrator shall agree as a condition of appointment not to contract with or be employed by Buyer or Seller (or their parents, subsidiaries, or affiliates) for one (1) year following the completion of the arbitration.

16.4 Special Arbitration Standards

(a)	In deciding an issue subject to 16.1(a), the arbitrators shall utilize methods generally accepted by the American gas distribution industry.

(b)	In deciding a dispute subject to Section 16.1(d), the arbitrators shall choose the successor index which is most likely to emulate the prior index.

16.5 Postponements Due to Arbitration

If any matter is submitted to arbitration pursuant to this Article 16, then any decision or action directly related to the matter in dispute, including making or responding to a forecast, shall be postponed until sixty (60) Days following issuance of the final decision of the arbitration panel.

17. REGULATORY BODIES

This Agreement is subject to all present and future valid orders, rules and regulations of any regulatory body having jurisdiction. Seller shall furnish Buyer with copies of all filings submitted to the APUC relevant to this Agreement and a copy of any consequent order, ruling or other action of the APUC. On request of Buyer, Seller shall furnish Buyer with copies of any documents or filings relating to Seller’s Properties filed with or issued by any regulatory body or any native authority having jurisdiction.

18. ADDRESSES

All notices shall be given in writing to the respective parties at the addresses set forth below, or such other addresses as the parties shall designate by written notice. Notice shall not be deemed to have been given until actual receipt thereof by Buyer or Seller at the address provided:

Buyer	Seller
Alaska Pipeline Company	Marathon Oil Company
Attn: President	Attn: Production Manager
P.O. Box 190288	P.O. Box 102380
Anchorage, AK 99519-0288	Anchorage, AK 99510

19. MISCELLANEOUS

19.0 Binding of Successors

This Agreement shall be binding upon and inure to the benefit of the legal representatives, successors and assigns of the parties. Neither party may assign its obligations without first obtaining the written consent of the other to such assignment, which consent shall not be unreasonably withheld; provided, however, that no such consent shall be required in the event that all or substantially all of the assets of a party are acquired by another person or in the event that a party is merged, consolidated or reorganized with another person; further provided, however, that in the event of such acquisition, merger, reorganization, stock transfer, corporate restructuring, or consolidation, the surviving entity shall assume the obligations of this Agreement. Nothing contained in this Section shall in any way prevent either party from pledging or mortgaging its rights hereunder for security of its indebtedness.

19.1 Restrictions on Transfers by Seller

Seller shall not assign or sublease any lease which is used to calculate Seller’s Available Gas Reserves unless the assignee or sublessee ratifies and joins in this Agreement as a party Seller by executing an instrument describing such lease and dedicating such party’s Gas used to calculate Seller’s Available Gas Reserves to the performance of this Agreement.

19.2 Easement and Rights of Way

Seller and Buyer, at no expense to the other, grant and assign to each other, insofar as each has the right to do so, all necessary easements and rights-of-way for the construction of pipelines and/or other facilities necessary or convenient for the delivery or receipt of Gas hereunder.

19.3 Choice of Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Alaska.

19.4	Agreement Not to Be Construed Against Either Party as Draftsman

The parties recognize that this Agreement is the product of the joint efforts of the parties and agree that it shall not be construed against one party or the other as a result of the preparation, submittal or other event of negotiation, drafting or execution hereof.

19.5 Exchange Agreement

Paragraph 7 of that Exchange Agreement (Exhibit D) between Union Oil Company of California and Seller shall not be amended and Seller shall not take any action which would cause it to be terminated without Seller first obtaining the written consent of Buyer.

19.6 Entire Agreement

This Agreement constitutes the entire agreement and understanding between the parties respecting the subject matter of this transaction and all prior agreements, understandings and representations, whether oral or written, respecting this subject matter are merged into and superseded by this written Agreement. No amendment to this Agreement shall be binding on either party until reduced to writing and signed by the parties.

19.7 Headings

The headings throughout this Agreement are for reference purposes only and shall not be construed or considered in interpreting the terms and provisions of this Agreement.

19.8 No Incidental or Consequential Damages

Neither party shall have any liability to the other for incidental or consequential damages resulting from or arising out of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in two (2) originals.

ALASKA PIPELINE COMPANY		MARATHON OIL COMPANY
By	/s/R. F. Barnes	By	/s/Wm. Harper
Its President		Its	Vice President

DATE:	May 19, 1988	DATE:	May 21, 1988